Letter Agreement

To:	RiverNorth Capital Management, LLC

360 South Rosemary Avenue, Suite 1420

West Palm Beach, Florida 33401

Dear Board Members:

You have engaged us to act as the sole investment adviser to the RiverNorth Capital & Income Fund, Inc. (formerly RiverNorth Specialty Finance Corporation) (the "Fund") pursuant to a Management Agreement dated as of June 30, 2016 (the "Agreement").

Effective from February 28, 2024 to February 28, 2025, we agree to reimburse the Fund for expenses it incurs, but only to the extent necessary to limit the Fund's total annual expenses (excluding brokerage fees and commissions; loan servicing fees; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund may invest; cost of leverage, including dividends on preferred shares; and extraordinary expenses), including amortized offering costs, at 1.95% of the Fund's average daily Managed Assets for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Directors. This agreement may only be terminated by the Board of Directors.

Very truly yours,
RiverNorth Capital Management, LLC

/s/ Jonathan M. Mohrhardt
Jonathan M. Mohrhardt
President

The foregoing Agreement is hereby accepted.
RiverNorth Capital & Income Fund, Inc.

/s/ Patrick W. Galley
Patrick W. Galley
President